United States securities and exchange commission logo





                             September 13, 2021

       Patrick C. Eilers
       Chief Executive Officer
       Power & Digital Infrastructure Acquisition Corp.
       321 North Clark Street, Suite 2440
       Chicago, IL 60654

                                                        Re: Power & Digital
Infrastructure Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed August 11,
2021
                                                            File No. 333-258720

       Dear Mr. Eilers:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed August 11, 2021

       Do I Have Redemption Rights?, page 8

   1. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise
your disclosure to disclose the effective underwriting fee on a percentage basis for
shares at the minimum and maximum redemption levels.

       What Vote is Required to Approve Each Proposal at the XPDI Special Meeting?, page 11

   2. You disclose the Power & Digital Infrastructure Acquisition Corp. ("XPDI") common stock needed to approve
the business combination is the majority of the votes cast, subject to the quorum
requirements. In light of the Sponsor Agreement that Founder Shares will vote to approve the all
of the proposals, please disclose the percentage of non-affiliated
 Patrick C. Eilers
FirstName  LastNamePatrick    C.Acquisition
                                 Eilers
Power & Digital   Infrastructure             Corp.
Comapany 13,
September   NamePower
               2021       & Digital Infrastructure Acquisition Corp.
September
Page  2    13, 2021 Page 2
FirstName LastName
         public shares needed to approve the business combination proposal. Further, please provide this information assuming only a quorum is present.
Summary, page 16

3. Either in the summary or in a Q&A, please disclose the approximate number of Class A shares of New Core Scientific that will be issued to Core Scientific stockholders at the close of the business combination. Further, please estimate the amount of New Core
         Scientific Class A shares that underlie the existing convertible promissory notes of Core
         Scientific.
4. Please briefly describe the terms of the acquisitions of Blockcap and RADAR by Core
         Scientific that occurred in July 2021 and quantify the amount and value of the consideration paid. Further, please disclose the related party nature of the acquisition of
         Blockcap and discuss its ties to the management of Core Scientific and its principal stockholders.
5.       Your registration statement refers to the issuance of Class A Common
Stock to
         stockholders of Core Scientific as part of the initial business combination. Please clarify in the Q&A and Summary sections that New Core Scientific is intended to only have one class of common stock post-merger, as the XPDI Class B common stock issued to the
         Sponsors will be converted to Class A shares prior to the business combination.
6. Either in a Q&A or in the Summary, please clarify that even if current unitholders of
         XPDI redeem their Class A Common Stock, they will retain their public warrant underlying the unit and will continue to be a security holder of New Core Scientific until they sell, exercise or have their warrants redeemed post-merger. Further, please describe the circumstances under which you may redeem the warrant for $0.01 per warrant if the price of the common stock exceeds $18 per share.
Risk Factors
XPDI does not have a specified maximum redemption threshold..., page 81

7. We note that you do not appear to have a minimum cash requirement or maximum redemption threshold. Accordingly, it appears that nearly all of the XPDI public shares may be redeemed, yet the merger may still be approved by public stockholders. Please address that should a large number of public shares be redeemed, there may be substantial volatility in the price of your common stock immediately after the merger due to a low amount of shares available for sale in the public markets.
Unaudited Pro Forma Condensed Combined Financial Information
Description of Blockcap Acquisition, page 92

8. We note that Core Scientific's acquisition of Blockcap is expected to be accounted for as a business combination using the acquisition method of accounting. Considering that Core
         Scientific and Blockcap were both founded by Darin Feinstein and thus, appear to be
 Patrick C. Eilers
FirstName  LastNamePatrick    C.Acquisition
                                 Eilers
Power & Digital   Infrastructure             Corp.
Comapany 13,
September   NamePower
               2021       & Digital Infrastructure Acquisition Corp.
September
Page  3    13, 2021 Page 3
FirstName LastName
         under common control, please provide us your analysis explaining why the acquisition method of accounting would be appropriate. In this regard, we considered the information on Mr. Feinstein and the background of both companies at https://darinfeinstein.com.
Description of the Issuance of Convertible Notes, page 93

9. We note that the conversion price of the convertible notes resets to 65-80% of the price paid in a SPAC merger, depending on the timing of the change in control or SPAC merger. Based on your anticipated closing of the SPAC merger, please disclose information regarding the new conversion price and the number of shares that would have been included in the calculation of diluted earnings per share, had they not have been antidilutive. Additionally, please update note (1) on page 110 to include such conversion information.
Unaudited Pro Forma Core Scientific Condensed Combined Balance Sheet Adjustments to Unaudited Pro Forma Condensed Combined Core Scientific and Blockcap
Balance Sheet, page 105

10. Please expand footnote (A)1 to disclose your methodology and assumptions underlying your valuation of the digital assets and the mining equipment so that it is transparent how you calculated the adjustment amounts. With respect to the digital assets, separately quantify the holdings of Bitcoin, Ethereum and Siacoin. Information About Core Scientific, page 143

11. In light of the recent acquisitions of RADAR and Blockcap by Core Scientific and how
         each had been a prior customer of Core Scientific, please briefly describe the business of these acquired companies in further detail and describe your plans for integration.
12. We note that you have significant amounts of high hash rate data mining rigs on order that greatly exceeds the hash rates for your existing equipment according to page 166. Please briefly provide a description of how you allocate your ordered equipment between self-
         mining rigs versus hosting rigs. It appears you are allocating more higher hash rate rigs to your self-mining operations than in the past. Please clarify the differences in cost and if this strategic shift adds more risk to your operations and financial condition.
13. With respect to your Self-Mining operations, please briefly describe your strategy as to how you intend to manage your digital asset inventory. For example, it is unclear whether you will regularly diversify into other digital assets or fiat currency to reduce risk at regular intervals.
Power Providers and Facility Development, page 147

14. Please clarify how Core Scientific has determined that over 50% of the power used in its operation was generated from non-carbon emitting, renewable sources. With respect to
         Core Scientific   s long-term local power agreements, please describe
any provisions that
 Patrick C. Eilers
Power & Digital Infrastructure Acquisition Corp.
September 13, 2021
Page 4
         require the power to be sourced from renewable energy sources and clarify whether it is charged materially higher energy costs.
15. Please clarify how Core Scientific determines how the power it receives from its suppliers are derived from non-carbon emitting, renewable sources. For example, please clarify whether the power suppliers specify how many kilowatts of energy are provided to Core
         Scientific from renewable sources, such as solar or wind energy.
16. Please provide more information regarding the Green-E Certificate Program and how it operates and clarify the sources of the energy credits Core Scientific is purchasing to remain carbon neutral. For example, please clarify whether Core Scientific purchases these credits from its power suppliers or if they are purchased on the open market.
17. Clarify how Core Scientific is able to determine that such certificates are sufficient to offset its carbon emissions.
18. Please quantify the dollar amount of energy credits Core Scientific has purchased and clarify the size or scale of the carbon offsets they are meant to represent.
19. While you disclose the amount of megawatts you generate, please clarify how you measure your efficiency of your data mining equipment by kilowatt hour.
Executive and Director Compensation of Core Scientific
Outstanding Equity Awards at Fiscal Year-End, page 157

20. We note that a significant amount of RSUs held by B. Kevin Turner have not vested as of his termination date. Please make clear if such awards would be settled in shares of XPDI
         Class A Common Stock or forfeited as of the closing of this transaction. Expand note (3)
         on page 110 of the pro forma financial information to include this clarification.
Core Scientific's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Critical Accounting Policies and Estimates
Digital Currency Assets, page 195

21. We note that digital currency assets are deemed intangible assets and that you recognize digital asset mining income below gross profit since the counterparty in such sale or exchange transaction does not appear to be your customer. Tell us how you considered classifying cash flows from digital currency assets within cash flows from investing activities instead of operating activities.
Security
FirstNameOwnership  of Certain
           LastNamePatrick   C.Beneficial
                                Eilers     Owners and Management of Core
Scientific, page 197
Comapany
22.        NamePower
       Please provide the&beneficial
                           Digital Infrastructure
                                     ownership ofAcquisition Corp.prior to the
initial business
                                                  Core Scientific
       combination.
September  13, 2021 Page 4
FirstName LastName
 Patrick C. Eilers
FirstName  LastNamePatrick    C.Acquisition
                                 Eilers
Power & Digital   Infrastructure             Corp.
Comapany 13,
September   NamePower
               2021       & Digital Infrastructure Acquisition Corp.
September
Page  5    13, 2021 Page 5
FirstName LastName
Recommendation of the XPDI Board of Directors and Reasons for the Approval of the Merger, page 216

23. Please clarify whether XPDI board considered the related party nature of the
         Blockcap/RADAR acquisitions with respect to its recommendation to approve the merger with Blockcap.
Certain Projected Information of Core Scientific, page 218

24. With respect to your projections for fiscal years 2021 and 2022 on page 220, please clarify how much of the growth in these figures in 2022 is attributable to the RADAR and
         Blockcap acquisitions. Further, please clarify how much is of the growth in 2022 is attributable to the opening of your Georgia and North Dakota facilities.
25. Please clarify the basis for the hash rate to increase from 11 EH/S to 31 EH/S from the projected 2021 to 2022 periods. The 2022 projections significantly exceeds the hash rate for the mining equipment you have on order. Please clarify whether you expect a significantly different mix of mining equipment in 2022 than what is currently in operation and on order, per page 166, to account for the significant increase in its computer power.
26. In light of the differing business models for the companies used for your comparables
         analysis, as Core Scientific   s operations and sources of revenue are
more diverse and less
         reliant on self-bitcoin mining, please clarify whether management considered other methods of valuation beyond the Enterprise Value / December 2022 Annualized Adjusted
         Revenue multiples where all sources of revenue are aggregated in the comparables analysis. Further, please clarify whether your board was provided and/or considered additional financial or operating metrics from Core Scientific.
27. We note that your projections rely on a recent market price for Bitcoin in your projections for revenue and adjusted revenue used in your multiples comparison. Please clarify whether the board considered the volatility of the market price in its evaluation of fairness or valuation of Core Scientific.
Other Agreements, page 237

28. Please identify the Anchor Investors that will purchase Founder shares upon the close of the merger.
Core Scientific Holding Co.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Digital Currency Assets, page F-50

29. We note on page 56 that certain of your digital asset holdings are stored using Bittrex, Inc.
         (   Bittrex   ) and Coinbase Global, Inc. (   Coinbase   ), each a
third-party digital asset
 Patrick C. Eilers
Power & Digital Infrastructure Acquisition Corp.
September 13, 2021
Page 6
         service. Considering the numbers of bitcoins that you were awarded during 2019 (516)
         and 2020 (328) as reported on page 183 and prior periods as well, please explain why you do not report any digital assets on your balance sheet. As appropriate, please disclose your off-balance sheet holdings of digital currency assets (if any held by Bittrex or Coinbase) and your assessment as to who has control of those assets. In your response, please address pertinent terms and conditions of the respective agreements.
4. Other Assets, page F-57

30. We note on page 147 that you achieved net carbon neutral status through the purchase of
         green e-certified renewable energy credits (   REC   ). Please
disclose your basis of
         accounting for these renewable energy credits and how they are presented in the financial statements.
Blockcap Inc., page F-95

31. Please include the historical unaudited interim financial statements of Blockcap from which the pro forma information was derived.
2. Summary of Significant Accounting Policies
f) Digital Assets, page F-102

32. Please disclose the unit of account (i.e., a Bitcoin unit or a divisible fraction of a Bitcoin unit) at which each digital asset is recorded and tested for impairment. Refer
         to paragraphs 21   27 of FASB ASC 350-30-35.
j) Revenue from contracts with customers, page F-103

33. We note that the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less digital asset transaction fees to the mining pool operator which are recorded as a component of cost of revenues), for successfully adding a block to the blockchain. Regarding the digital asset transaction fees paid to the mining pool operator, please provide us your analysis on how such fees may be deemed a payment for a distinct good or service received from the customer and your assessment of its fair value. Clarify whether the fees are paid in cash or netted against the cryptocurrency award. Refer to ASC 606-10-32-25.
General
FirstName LastNamePatrick C. Eilers
Comapany
34.         NamePower
       Please           & Digital
               comply with         Infrastructure
                           inline XBRL    tagging Acquisition
                                                  requirementsCorp.
                                                               or advise us.
Refer to
       https://www.sec.gov/structureddata/osd-inline-xbrl.html.
September 13, 2021 Page 6
FirstName LastName
 Patrick C. Eilers
FirstName  LastNamePatrick    C.Acquisition
                                 Eilers
Power & Digital   Infrastructure             Corp.
Comapany 13,
September   NamePower
               2021       & Digital Infrastructure Acquisition Corp.
September
Page  7    13, 2021 Page 7
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 3350 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Debbie Yee, Esq.